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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       VALUE CITY DEPARTMENT STORES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   920387 10 7
                                 (CUSIP Number)

                               Irwin A. Bain, Esq.
                        Schottenstein Stores Corporation
                                 1800 Moler Road
                              Columbus, Ohio 43207
                                  614-449-4332

                                 With a copy to:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                  614-227-1953

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 26, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

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CUSIP No. 920387 10 7


1.       Names of Reporting Person:  Jay L. Schottenstein
         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Source of Funds:  OO

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:  230,000

8.       Shared Voting Power:  29,167,024

9.       Sole Dispositive Power:  230,000

10.      Shared Dispositive Power:  29,167,024

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         29,397,024

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (11):  67.5%

14.      Type of Reporting Person:  IN

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CUSIP No. 920387 10 7


ITEM 1.  Security and Issuer

         This Schedule 13D relates to the common stock, no par value (the "Shares"), of Value City Department Stores, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 3241 Westerville Road, Columbus, Ohio 43224.

ITEM 2.  Identity and Background

         (a) Jay L. Schottenstein ("Mr. Schottenstein")

         (b) 1800 Moler Road, Columbus, Ohio 43207

         (c) Mr. Schottenstein's principal occupation is Chairman of Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207

         (d) During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Schottenstein is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation. On June 11, 2002 Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus") entered into an Amended and Restated Senior Convertible Loan Agreement ("Loan Agreement") with the Company in the principal amount of $75,000,000. Upon the obtainment of shareholder approval on September 26, 2002, the Loan Agreement became convertible at the option of the holder at any time to the extent that any portion of the loan remains outstanding, at a conversion price of $4.50 per share, subject to adjustment under certain circumstances. Additionally, pursuant to a financing agreement (the "Financing Agreement"), dated as of June 11, 2002 by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, Cerberus and Schottenstein Stores Corporation made available to the Company two term loans, each in the aggregate principal amount of $50,000,000. In connection with the Financing Agreement, on September 26, 2002, the Company issued a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments) to Schottenstein Stores Corporation. The

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CUSIP No. 920387 10 7


warrant is exercisable at any time at the option of the holder thereof until ten years from the date of issuance.

         On October 2, 2002, Schottenstein Stores Corporation sold a 6% participation interest in the Financing Agreement to a third party. Pursuant to the terms of the agreement, Schottenstein Stores Corporation transferred
88,644 warrants to the third-party.

ITEM 4.  Purpose of Transaction

         Schottenstein Stores Corporation acquired the securities referred to in this filing for investment purposes. Mr. Schottenstein has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Schottenstein beneficially owns 29,397,024 shares of the Company's common stock in the aggregate, representing 67.5% of the outstanding shares. This includes (i) 230,000 shares of common stock beneficially owned by Mr. Schottenstein individually (174,000 shares held directly and 56,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein); (ii) 27,668,852 shares of the Company's common stock beneficially owned by Schottenstein Stores Corporation (Mr. Schottenstein serves as a director and Chief Executive Officer of Schottenstein Stores Corporation); (iii) 1,312,500 shares of common stock owned by GB Stores, a Pennsylvania limited partnership (Mr. Schottenstein serves as Chairman and President of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, a Pennsylvania limited partnership; Mr. Schottenstein expressly disclaims beneficial ownership of these shares); and (iv) 185,672 shares of common stock held by various charitable foundations for which Mr. Schottenstein serves as trustee (Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

         (b) Mr. Schottenstein has sole power to vote and dispose of 230,000 shares. Mr. Schottenstein shares the power to vote and dispose of 29,167,024 shares as follows:

                  Mr. Schottenstein, as co-trustee of various family charitable foundations, shares the power to dispose 185,672 shares. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                  Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to vote 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                  Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has shared power to vote and dispose of 27,668,852 shares beneficially owned by Schottenstein Stores Corporation.

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CUSIP No. 920387 10 7

         (c) During the sixty days prior to September 26, 2002, the only transactions in shares, or securities convertible into, exercisable for or exchangeable for shares, by Mr. Schottenstein or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the September 26, 2002 transactions described in this Schedule 13D.

         (d)      N/A.

         (e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation. In connection with the Loan Agreement, Schottenstein Stores Corporation entered into Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement and an Amended and Restated Registration Rights Agreement pursuant to which (i) Schottenstein Stores Corporation, Cerberus, the Company, and certain other parties amended the Loan Agreement to, among other things, modify the terms of the Loan Agreement, reflect the purchase and assumption by Cerberus of 50% of Schottenstein Stores Corporation's interest in the Loan Agreement and to set forth certain other agreements by an among the Company, Schottenstein Stores Corporation and Cerberus with respect thereto, including (a) the obligation of Schottenstein Stores Corporation to vote all shares held by it, and take such other action as may be necessary, so that persons designated by Cerberus are elected to the board of directors of the Company, when Cerberus makes such designations in connection with its right to designate two directors of the Company upon the conversion by Cerberus of the Loan Agreement debt into shares, (b) in the event that Cerberus converts all or any portion of the Loan Agreement into shares, the right of Cerberus to require Schottenstein Stores Corporation to convert up to an equivalent amount of the Loan Agreement into shares, (c) certain limitations on the ability of the Company to enter into certain types of transactions or agreements with Schottenstein Stores Corporation without the prior written consent of Cerberus, unless Schottenstein Stores Corporation elects to purchase from Cerberus certain designated securities of the Company then held by Cerberus, (d) the right of Cerberus to have certain proposed transactions between the Company and Schottenstein Stores Corporation reviewed by a designated fairness committee, and (e) limitations on the ability of the Company to enter into certain transactions with Cerberus without the prior written consent of Schottenstein Stores Corporation; in each case as more particularly set forth and described in the Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement incorporated by reference as Exhibit 1 hereto, and (iii) the Company, Schottenstein Stores Corporation, and Cerberus agreed to the terms pursuant to which the Company shall register the shares of the Company issuable upon conversion of the Loan Agreement and the exercise of the warrant issued pursuant to the Financing Agreement for resale by the filing of a registration


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CUSIP No. 920387 10 7

statement with the Securities and Exchange Commission pursuant to the Securities act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Amended and Restated Registration Rights Agreement incorporated by reference as Exhibit 2 hereto. The Loan Agreement is incorporated by reference as Exhibit 3 hereto.

         In connection with an additional extension of credit to the Company, Schottenstein Stores Corporation and Cerberus entered into a Financing Agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company two term loans, each in the aggregate principal amount of $50,000,000, as more particularly set forth and described in the Financing Agreement incorporated by reference as Exhibit 4 hereto, and (ii) Cerberus, the Company and Schottenstein Stores Corporation agreed to the form of warrant to purchase shares that will be issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above, as more particularly set forth and described in the Form of Warrant incorporated herein by reference as Exhibit 5 hereto.

         The descriptions of the transactions and agreements set forth in this schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.

         Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Schottenstein and any person or entity.

ITEM 7.  Material to Be Filed as Exhibits

         The following exhibits are filed with this schedule:

1. Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002 by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10.3.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.

2. Amended and Restated Registration Rights Agreement, dated as of June 11, 2002, by and among the Company, Schottenstein Stores Corporation, and Cerberus, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.

3. Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.

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CUSIP No. 920387 10 7


4. Financing Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit
10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.

5. Form of Warrant, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.


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CUSIP No. 920387 10 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  October 7, 2002                     By:     /s/JAY L. SCHOTTENSTEIN
                                                -------------------------------
                                               Jay L. Schottenstein